CONFIDENTIAL TREATMENT REQUESTED BY

CABOT OIL & GAS CORPORATION

FOIA CONFIDENTIAL TREATMENT REQUESTED

May 1, 2008

Mr. Christopher White

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Cabot Oil & Gas Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed February 28, 2007

File No. 001-10447

Dear Mr. White:

We are responding to comments received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated March 11, 2008 regarding our 2006 Form 10-K. For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text. With respect to the Staff’s comments, we would propose to revise our future filings under the Securities Exchange Act of 1934 as indicated below.

Engineering Comments

Business, page 3

1.	We have reviewed your response to prior comment one of our letter dated January 23, 2008. As previously stated, Item 102 of Regulation S-K refers to principal properties and properties of major significance. It does not refer to geographic areas or groups of principal properties in those areas as your proposed disclosure indicates. Although you have disclosed the names of your principal properties in each geographic area and the aggregate percentage of reserves, you have not disclosed the information on each principal field separately as required by Instruction 3 of Item 102 of Regulation S-X. Therefore, we re-issue prior comment one of our letter dated January 23, 2008.

Response:

In future filings, beginning with our 2008 Form 10-K, we will include in the disclosure in response to Item 2 the information set forth in the table below with respect to properties we will treat for these purposes as “principal properties.” We will include the properties representing year-end proved reserves over 3% of total company reserves as well as any

CONFIDENTIAL TREATMENT REQUESTED BY

CABOT OIL & GAS CORPORATION

FOIA CONFIDENTIAL TREATMENT REQUESTED

other properties management determines to be significant based on current production from the property, our capital spending budget applicable to the property, our overall expectations for proved reserves and production, the significance of the property to the future success of the company or other relevant factors. If the table had been included in our 2007 Form 10-K, it would have read substantially as follows:

The following table presents certain information with respect to our principal properties as of and for the year ended December 31, 2007.

	Production Volumes
	Natural Gas (Mcf/d)	Oil and NGLs (Bbls/d)	Total (Mcfe/d)	Proved Reserves at Year-End (Mmcfe)	Producing Wells	Wells Drilled	Nature of Interest (Working/Royalty)
WEST VIRGINIA
Sissonville	4,193	3	4,211	120,235	397	83	W/R
Pineville	10,938	—	10,938	109,608	290	20	W/R
Hernshaw-Bull Creek	3,099	—	3,099	54,519	249	15	W/R
Logan-Holders-Dingess	6,545	—	7,626	84,751	202	33	W
Big Creek	3,071	—	3,071	62,255	195	26	W

OKLAHOMA
Mocane-Laverne	9,301	56	9,637	72,257	280	18	W/R

EAST TEXAS
Minden	10,596	205	11,826	136,619	89	53	W
County Line	4,979	14	5,063	30,425	13	13	W

Reserve Report

2.	Please provide us with a graph over time of production through the latest month the data is available for each your wells in Canada. Include on each graph your forecast of future production and reserves as of December 31, 2006.

Response:

Pursuant to Rule 418 under the Securities Act of 1933 and Rule 12b-4 under the Securities Exchange Act of 1934, we are supplementally furnishing with the hard copy of this letter a copy of the Cabot Oil & Gas December 31, 2006 Canadian reserve projections with the current production overlaying the reserve forecasts. The production plots include monthly oil and gas values (square and diamond symbols respectively) on a unit per day basis and daily gas volumes (mcf per day) where available. The title block for each property includes the well name, field, reserve category as of December 31, 2006, well operator, reservoir, gross reserves and net reserves for each property. We hereby request that such copy be returned to us upon completion of your review, and that

CONFIDENTIAL TREATMENT REQUESTED BY

CABOT OIL & GAS CORPORATION

FOIA CONFIDENTIAL TREATMENT REQUESTED

pending its return it be withheld from release as containing competitively sensitive, proprietary business information of Cabot.

* * * * *

By copy of this memorandum, we are requesting that the Freedom of Information Act officer accord the copy of the Cabot Oil & Gas December 31, 2006 Canadian reserve projections furnished pursuant to this letter confidential treatment under the Commission’s rules.

If you have any questions or require additional information, you may contact Henry C. Smyth at (281) 589-4848 or the undersigned at (281) 589-4993.

Sincerely,

/s/ Scott C. Schroeder
Scott C. Schroeder
Principal Financial Officer
Vice President and Chief Financial Officer

Cc:	Office of Freedom of Information and Privacy Operations

Mr. Roger Schwall, United States Securities and Exchange Commission

Mr. Ryan Milne, United States Securities and Exchange Commission

Mr. James Murphy, United States Securities and Exchange Commission

Mr. Henry C. Smyth, Cabot Oil & Gas Corporation

Ms. Lisa A. Machesney, Cabot Oil & Gas Corporation

Mr. J. David Kirkland, Jr., Baker Botts L.L.P.

Mr. Stephen Parker, PricewaterhouseCoopers LLP

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